

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

October 13, 2023

James Cullem
Chief Executive Officer
Allarity Therapeutics, Inc.
24 School Street, 2nd Floor
Boston, MA 02108

> **Re:  Allarity Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 10, 2023**
> **File No. 333-274923**

Dear James Cullem:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Daniel B. Eng